April 13, 2006

Via U.S. Mail

J. Curt Hockemeier
President and Chief Executive Officer
Arbinet-thexchange, Inc.
120 Albany Street, Tower II, Suite 450
New Brunswick, New Jersey  08901

       Re:    Arbinet-thexchange, Inc.
      PRE 14A
      Filed on April 4, 2006
      File No. 0-51063

Dear Mr. Hockemeier:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General
1. We note that you have filed your preliminary proxy materials under the EDGAR header tag of "PRE 14A," as opposed to the EDGAR header tag of "PREC14A," which should be utilized for contested solicitations.
Please keep this in mind for future reference.

Introduction, page 1
2. You indicate at the bottom of page 1 that Messrs. Mashinsky and Marmon have filed a preliminary proxy statement for the purpose of proposing and soliciting proxies in support of a slate of three nominees, however, based upon the most recent revised preliminary proxy statement (dated April 10, 2006) filed by such persons, it would appear that they are now soliciting proxies in support of a slate of two nominees and are excluding Mr. Lavin. Please revise your materials accordingly.
Election of a class of directors, page 3
3. You indicate here that Mr. Pound was recommended to the
Nominating
and Corporate Governance Committee based on his business
experience,
leadership ability and financial background, however, you do not indicate who has recommended Mr. Pound, pursuant to Item 7(d)(2)(ii)(J) of Schedule 14A. Please revise.
4. Further, you refer to Mr. Pound as a "new, independent director..." Clarify what you mean by your reference to "independent." Is this your definition or is this the definition as applied by the NASD? If this constitutes your definition, briefly define it for readers.
Security ownership of certain beneficial owners and management, page
7

5. You indicate that Alex Mashinsky, et al. owns 1,506,980 shares of the Company`s common stock, as of March 31, 2006, however, the
Schedule 13D filed by this group would appear to reflect a larger number and percentage of shares. Please revise to update this information or explain why these amounts differ.

Employment Agreements, page 17
6. In your discussion of the employment agreements you have entered into with Messrs. Hockemeier, Roberts, Sach and Eng, consider revising this discussion to address in quantified detail the amounts that would be payable in the event the employment of any of these persons were terminated. For example, rather than stating that "certain" of Mr. Hockemeier`s options to purchase shares of your common stock will vest on an accelerated basis, quantify the amount that would be subject to acceleration.

Soliciting Material pursuant to Rule 14a-12 filed April 4, 2006

7. Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. For example, you indicate here that the
Arbinet Board believes that stockholders` interests are best served by the election of the Board`s director nominees because of, inter alia, "the dissident`s past record at Arbinet." Please revise to remove this statement or characterize it as your belief and provide proper support.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

								Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (617) 523-1231:

Joseph L. Johnson III
Goodwin Procter
Arbinet-thexchange, Inc.
April 13, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE